SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 7)*

Epicor Software Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29426L108

(CUSIP Number)

Stephen M. Schultz, Esq.

Kleinberg, Kaplan, Wolff & Cohen, P.C.

551 Fifth Avenue, New York, New York 10176

Tel: (212) 986-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 19, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott Associates, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

3,161,033

8	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

3,161,033

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,161,033

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.2%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8	SHARED VOTING POWER

4,741,548

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

4,741,548

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,741,548

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.8%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International Capital Advisors Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8	SHARED VOTING POWER

4,741,548

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

4,741,548

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,741,548

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.8%

14.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of the common stock, $.001 par value (the “Common Stock”), of Epicor Software Corporation (the “Issuer”), beneficially owned by Elliott Associates, L.P. and its wholly-owned subsidiaries (“Elliott”), Elliott International, L.P. (“Elliott International”), and Elliott International Capital Advisers Inc. (“EICA” and collectively, the “Reporting Persons”) as of November 25, 2008 and amends and supplements the Schedule 13D filed on August 18, 2008, as previously amended (collectively, the “Schedule 13D”). Except as set forth herein, the Schedule 13D is unmodified.

ITEM 3.	Source and Amount of Funds or Other Consideration.
Elliott Working Capital	$25,747,712
Elliott International Working Capital	$38,621,552
ITEM 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is supplemented by the following:

On October 15, 2008, Elliott ERP LLC (“EEL”), a wholly-owned subsidiary of Elliott, publicly announced that it was making a tender offer (the “Tender Offer”) to acquire all outstanding shares of Common Stock not owned by the Reporting Persons on the terms and subject to the conditions specified on the Schedule TO filed by Elliott and EEL with the United States Securities and Exchange Commission (“SEC”) on October 15, 2008 (the “Original Schedule TO”), which was previously amended by Amendment No.1 on November 4, 2008 (“Amendment No.1), and by Amendment No.2 on November 6, 2008 (“Amendment No.2”). On November 19, 2008, Elliott and EEL filed Amendment No.3 to the Original Schedule TO, as previously amended (“Amendment No.3”), a copy of which is attached hereto as Exhibit F and which is incorporated herein by reference. On November 21, 2008, Elliott and EEL filed Amendment No.4 to the Original Schedule TO, as previously amended (“Amendment No.4”), a copy of which is attached hereto as Exhibit G and which is incorporated herein by reference. On November 24, 2008, Elliott and EEL filed Amendment No.5 to the Original Schedule TO, as previously amended (“Amendment No.5”), a copy of which is attached hereto as Exhibit H and which is incorporated herein by reference. The Original Schedule TO, as amended by Amendment No.1, Amendment No.2, Amendment No.3, Amendment No.4 and Amendment No.5, shall be collectively referred to herein as the “Schedule TO.” Amendment No.3, Amendment No.4 and Amendment No.5 shall collectively be referred to herein as the “New Schedule TO Amendments.”

The New Schedule TO Amendments amended the Tender Offer by, among other things, terminating the Tender Offer as of November 21, 2008. Investors are encouraged to read the Schedule TO, including the New Schedule TO Amendments.

The Reporting Persons continue to evaluate their position in the Issuer. Since the termination of the Tender Offer, the Reporting Persons have purchased securities of the Issuer, and each Reporting Person at any time and from time to time may (i) acquire additional securities of the Issuer, (ii) dispose of any or all of its securities of the Issuer, or (iii) enter into derivative transactions to hedge the risk of some or all of its positions in securities of the Issuer, depending upon an ongoing evaluation of its investment in such securities, prevailing market conditions, other investment opportunities, the Issuer’s financial position and strategic direction, the Issuer’s response to the actions suggested previously by the Reporting Persons and/or other investment considerations.

Additionally, the Reporting Persons reserve the right to, and may in the future, among other actions, (i) recommence a tender offer to acquire shares of Common Stock and/or (ii) discuss, meet with and/or send correspondence to (a) other holders of securities of the Issuer, (b) financial advisors and/or (c) other third parties to discuss and/or formulate any plans or proposals regarding the Issuer or its securities. Among the plans or proposals that may be considered by the Reporting Persons in the future is the possibility of nominating one or more directors to the Issuer’s Board of Directors at the next annual meeting of shareholders and soliciting proxies in favor of such nominees. There can be no assurance, however, that any of the Reporting Persons will take any such action, and may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or plans or proposals with respect thereto.

ITEM 5.	Interest in Securities of the Issuer.

(a)        Elliott beneficially owns 3,161,033 shares of Common Stock, consisting of: (i) 2,525,601 shares of Common Stock and (ii) 2-3/8% Convertible Bonds due May 15, 2027 (“Convertible Bonds”) convertible into 635,432 shares of Common Stock. The 3,161,033 shares of Common Stock constitute 5.2% of all of the outstanding shares of Common Stock.

Elliott International and EICA beneficially own an aggregate of 4,741,548 shares of Common Stock, consisting of: (i) 3,788,399 shares of Common Stock and (ii) Convertible Bonds convertible into 953,149 shares of Common Stock. The 4,741,548 shares of Common Stock constitute 7.8% of all of the outstanding shares of Common Stock.

Collectively, Elliott, Elliott International and EICA beneficially own 7,902,581 shares of Common Stock constituting 12.8% of all of the outstanding shares of Common Stock.

(b)        Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by Elliott International. Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

(c)        The transactions effected by the Reporting Persons during the past sixty (60) days are set forth on Schedule 1 attached hereto. No other transactions with respect to the Common Stock that are required to be reported on Schedule 13D were effected by any of the Reporting Persons during the past sixty (60) days.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangement, understandings or relationships with respect to the securities of the Issuer other than the Tender Offer and Schedule TO discussed in Item 4.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement (previously filed)

Exhibit B – Letter to the Board dated October 1, 2008 (previously filed)

Exhibit C - Schedule TO filed by Elliott ERP LLC on October 15, 2008 with the Securities and Exchange Commission (previously filed)

Exhibit D - Schedule TO-T/A (Amendment No.1) filed by Elliott ERP LLC on November 4, 2008 with the Securities and Exchange Commission (previously filed)

Exhibit E - Schedule TO-T/A (Amendment No.2) filed by Elliott ERP LLC on November 6, 2008 with the Securities and Exchange Commission (previously filed)

Exhibit F - Schedule TO-T/A (Amendment No.3) filed by Elliott ERP LLC on November 19, 2008 with the Securities and Exchange Commission

Exhibit G - Schedule TO-T/A (Amendment No.4) filed by Elliott ERP LLC on November 21, 2008 with the Securities and Exchange Commission

Exhibit H - Schedule TO-T/A (Amendment No.5) filed by Elliott ERP LLC on November 24, 2008 with the Securities and Exchange Commission

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:	November 25, 2008

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By: /s/ Elliot Greenberg
Elliot Greenberg, Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott Intrnational Capital Advisors Inc., as Attorney-in-Fact

By: /s/ Elliot Greenberg
Elliot Greenberg, Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By: /s/ Elliot Greenberg
Elliot Greenberg, Vice President

SCHEDULE 1

Transactions of the Reporting Persons Effected During the Past 60 Days

The following transactions were effected by Elliott Associates, L.P. during the past sixty (60) days:

Date	Security	Amount of Shs. Bought (Sold)	Approx. Price per Share (excl. of commission)
24-Nov-2008	Common	37,839	$3.3101
25-Nov-2008	Common	40,000	$3.4000
25-Nov-2008	Common	16,161	$3.4841
25-Nov-2008	Common	5,600	$3.5717

The following transactions were effected by Elliott International, L.P. during the past sixty (60) days:

Date	Security	Amount of Shs. Bought (Sold)	Approx. Price per Share (excl. of commission)
24-Nov-2008	Common	56,759	$3.3101
25-Nov-2008	Common	60,000	$3.4000
25-Nov-2008	Common	24,241	$3.4841
25-Nov-2008	Common	8,400	$3.5717

The above transactions were effected on the open market.

EXHIBIT F

Schedule TO-T/A

(Amendment No.3)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

EPICOR SOFTWARE CORPORATION

(Name of Subject Company)

ELLIOTT ERP LLC

ELLIOTT ASSOCIATES, L.P.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

29426L108

(CUSIP Number of Class of Securities)

Jesse A. Cohn

Elliott Associates, L.P.

712 Fifth Avenue, 36th Floor

New York, New York 10019

Telephone: (212) 506-2999

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Robert B. Schumer

Jeffrey D. Marell

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019-6064

Telephone: (212) 373-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$417,099,885	$20,763.23

*

Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of 55,613,318 shares of common stock of Epicor Software Corporation (“ Epicor ” and such shares, “ Shares ”), which amount includes: (i) all 53,508,711 Shares outstanding as of August 1, 2008 other than the 6,065,000 Shares beneficially owned by Elliott Associates, L.P. (“ Elliott Associates ”) and its affiliated funds, and (ii) stock options outstanding as of December 31, 2007 to purchase 2,104,607 Shares. 12,709,984 Shares reserved for issuance upon the conversion of the $230,000,000 of Convertible Senior Notes due 2027 issued by Epicor (the “ Convertible Notes ”) have been excluded from this calculation because the conversion price of those Convertible Notes ($18.10 per Share) exceeds the offer price of $7.50 per Share. The number of outstanding Shares is contained in Epicor’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008 and the number of outstanding stock options and Convertible Notes is contained in Epicor’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

**

The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying (i) the transaction valuation of $528,326,521 indicated on the Schedule TO filed by Elliott Associates and Elliott ERP LLC with the Securities Exchange Commission on October 15, 2008 by (ii) 0.0000393.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$20,763.23	Filing Party:	Elliott ERP LLC
Form or Registration No.:	SC TO-T	Date Filed:	October 15, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This amendment No. 3 to Schedule TO (“Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on October 15, 2008, as amended (the “ Schedule TO “), by Elliott Associates, L.P., a Delaware limited partnership (“ Elliott Associates “) and Elliott ERP LLC, a Delaware limited liability company and a subsidiary of Elliott Associates, to purchase all outstanding shares of common stock, par value $0.001 per share (the “ Shares “), of Epicor Software Corporation, a Delaware corporation, at $7.50 per Share, net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 15, 2008, as amended (the “ Offer to Purchase “), and in the related Letter of Transmittal, as amended (which, together with any amendments or supplements thereto, collectively constitute the “ Offer “). Except as specifically set forth herein, this Amendment No. 3 does not modify any of the information previously reported on the Schedule TO. All capitalized terms used in this Amendment No. 3 and not otherwise defined have the respective meanings ascribed to them in the Offer to Purchase and the Schedule TO.

The information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all of the items of this Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 1 through 9.

The Offer has been extended from 11:59 P.M., New York City time, on Tuesday, November 18, 2008 until 11:59 P.M., New York City time, on Wednesday, December 3, 2008. All references in the Offer to Purchase, the Letter of Transmittal, the Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, and the Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, to the Expiration Date of 11:59 P.M., New York City time, on Tuesday, November 18, 2008 are hereby amended and restated to refer to 11:59 P.M., New York City time, on Wednesday, December 3, 2008.

The Offer to Purchase is further amended as follows:

Paragraph (iv) of Section 14 (“Conditions of the Offer”) of the Offer to Purchase is hereby deleted in its entirety and replaced with the following:

“(iv) there occurs (a) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (b) any decline in either the Dow Jones Industrial Average, the Standard and Poor’s Index of 500 Industrial Companies or the NASDAQ-100 Index by an amount in excess of 10%, measured from November 18, 2008 or any change in the general political, market, economic or financial conditions in the United States or abroad that, in our reasonable judgment, could have a material adverse effect on the business, financial condition or results of operations or prospects of the Company and its subsidiaries, taken as a whole, (c) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (d) any material adverse change (or development or threatened development involving a prospective material adverse change) in U.S. or any other currency exchange rates or a suspension of, or a limitation on, the markets therefor, (e) any material adverse change in the market price of the Shares or in the U.S. securities or financial markets, (f) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or any attack on, outbreak or act of terrorism involving the United States, (g) any limitation (whether or not mandatory) by any governmental authority or agency on, or any other event that, in our reasonable judgment, may adversely affect, the extension of credit by banks or other financial institutions, (h) any material adverse change (or development or threatened development involving a prospective material adverse change) in the London Interbank Offer Rate or any other interest rates, or (i) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; or”

Item 10. Financial Statements.

Not applicable.

2

Item 11. Additional Information.

As of 4:00 P.M., New York City time, on Tuesday, November 18, 2008, approximately 14,419,173 Shares had been tendered in and not withdrawn from the Offer.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibits:

“(a)(5)(iv) Press release issued by Elliott Associates, L.P., dated November 19, 2008.”

3

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 19, 2008.

ELLIOTT ERP LLC

By:	/s/ Elliot Greenberg
Name:	Elliot Greenberg
Title:	Vice President

ELLIOTT ASSOCIATES, L.P.

By: Elliott Capital Advisors, L.P., as General Partner By: Braxton Associates, Inc., as General Partner

By:	/s/ Elliot Greenberg
Name:	Elliot Greenberg
Title:	Vice President

4

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase dated October 15, 2008.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(vii)	Summary Advertisement dated October 15, 2008.*

(a)(5)(i)	Press Release issued by Elliott Associates, L.P., dated October 15, 2008.*

(a)(5)(ii)	Letter to Board of Directors of Epicor Software Corporation from Elliott Associates, L.P., dated November 4, 2008.*

(a)(5)(iii)	Press Release issued by Elliott Associates, L.P., dated November 4, 2008.*

(a)(5)(iv)	Press Release issued by Elliott Associates, L.P., dated November 19, 2008

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.

Exhibit (a)(5)(iv)

For More Information Contact:

Scott Tagliarino

(212) 974-6000

(917) 922-2364 (cell)

ELLIOTT EXTENDS TENDER OFFER FOR EPICOR SOFTWARE CORPORATION

NEW YORK (November 19, 2008) – Elliott Associates, L.P., a major stockholder of Epicor Software Corporation (NASDAQ: EPIC) that owns collectively with its affiliated funds 12.5% of the common stock of the company, today announced that it is extending the duration of its offer to purchase all of the outstanding shares of common stock of Epicor at $7.50 per share until 11:59 P.M., New York City time, on Wednesday, December 3, 2008. Elliott’s offer was scheduled to expire at 11:59 P.M., New York City time, on Tuesday, November 18, 2008.

As of 4:00 P.M., New York City time, on Tuesday, November 18, 2008, approximately 14,419,173 shares of the common stock of Epicor had been tendered in and not withdrawn from the offer.

About Elliott Associates

Elliott Associates, L.P. and its sister fund, Elliott International, L.P. have more than $14.5 billion of capital under management. Founded in 1977, Elliott is one of the oldest hedge funds under continuous management. The Elliott funds’ investors include large institutions, high-net-worth individuals and families, and employees of the firm.

All trademarks used or mentioned in this release are protected by law.

IMPORTANT INFORMATION

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER FOR EPICOR’S COMMON STOCK. ELLIOTT FILED A TENDER OFFER STATEMENT ON SCHEDULE TO (CONTAINING AN OFFER TO PURCHASE, A LETTER OF TRANSMITTAL AND RELATED MATERIALS) WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (SEC) ON OCTOBER 15, 2008. THESE MATERIALS, AS AMENDED FROM TIME TO TIME, CONTAIN IMPORTANT INFORMATION AND INVESTORS AND STOCKHOLDERS OF EPICOR ARE ADVISED TO READ THESE DISCLOSURE MATERIALS CAREFULLY. INVESTORS AND STOCKHOLDERS CAN OBTAIN A FREE COPY OF THESE MATERIALS AND OTHER DOCUMENTS FILED BY ELLIOTT WITH THE SEC AT THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. THE DISCLOSURE MATERIALS MAY ALSO BE OBTAINED AT NO COST FROM THE INFORMATION AGENT, MACKENZIE PARTNERS, INC. COLLECT AT (212) 929-5500 OR TOLL-FREE AT (800) 322-2885. YOU MAY ALSO EMAIL MACKENZIE PARTNERS, INC. AT TENDEROFFER@MACKENZIEPARTNERS.COM .

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS. ALL STATEMENTS CONTAINED IN THIS PRESS RELEASE THAT ARE NOT CLEARLY HISTORICAL IN NATURE OR THAT NECESSARILY DEPEND ON FUTURE EVENTS ARE FORWARD-LOOKING, AND THE WORDS “ANTICIPATE,” “BELIEVE,” “EXPECT,” “ESTIMATE,” “PLAN,” AND SIMILAR EXPRESSIONS ARE GENERALLY INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS ARE BASED ON CURRENT EXPECTATIONS OF ELLIOTT AND ITS AFFILIATES AND CURRENTLY AVAILABLE INFORMATION. THEY ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND INVOLVE CERTAIN RISKS AND UNCERTAINTIES THAT ARE DIFFICULT TO PREDICT AND ARE BASED UPON ASSUMPTIONS AS TO FUTURE EVENTS THAT MAY NOT PROVE TO BE ACCURATE.

# # #

EXHIBIT G

Schedule TO-T/A

(Amendment No.4)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE TO Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934 (Amendment No. 4)
EPICOR SOFTWARE CORPORATION
(Name of Subject Company)
ELLIOTT ERP LLC ELLIOTT ASSOCIATES, L.P.
(Names of Filing Persons (Offerors))
Common Stock, par value $0.001 per share
(Title of Class of Securities)
29426l108
(CUSIP Number of Class of Securities)
Jesse A. Cohn Elliott Associates, L.P. 712 Fifth Avenue, 36th Floor New York, New York 10019 Telephone: (212) 506-2999
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copy to: Robert B. Schumer Jeffrey D. Marell Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019-6064 Telephone: (212) 373-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$417,099,885	$20,763.23
*

Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of 55,613,318 shares of common stock of Epicor Software Corporation (“Epicor” and such shares, “Shares”), which amount includes: (i) all 53,508,711 Shares outstanding as of August 1, 2008 other than the 6,065,000 Shares beneficially owned by Elliott Associates, L.P. (“Elliott Associates”) and its affiliated funds, and (ii) stock options outstanding as of December 31, 2007 to purchase 2,104,607 Shares. 12,709,984 Shares reserved for issuance upon the conversion of the $230,000,000 of Convertible Senior Notes due 2027 issued by Epicor (the “Convertible Notes”) have been excluded from this calculation because the conversion price of those Convertible Notes ($18.10 per Share) exceeds the offer price of $7.50 per Share. The number of outstanding Shares is contained in Epicor’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008 and the number of outstanding stock options and Convertible Notes is contained in Epicor’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

**

The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying (i) the transaction valuation of $528,326,521 indicated on the Schedule TO filed by Elliott Associates and Elliott ERP LLC with the Securities Exchange Commission on October 15, 2008 by (ii) 0.0000393.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$20,763.23	Filing Party:	Elliott ERP LLC Elliott Associates, L.P.
Form or Registration No.:	SC TO-T	Date Filed:	October 15, 2008
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This amendment No. 4 to Schedule TO (“Amendment No. 4”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on October 15, 2008, as amended (the “ Schedule TO “), by Elliott Associates, L.P., a Delaware limited partnership (“ Elliott Associates “) and Elliott ERP LLC, a Delaware limited liability company and a subsidiary of Elliott Associates, to purchase all outstanding shares of common stock, par value $0.001 per share (the “ Shares “), of Epicor Software Corporation, a Delaware corporation, at $7.50 per Share, net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 15, 2008, as amended (the “ Offer to Purchase “), and in the related Letter of Transmittal, as amended (which, together with any amendments or supplements thereto, collectively constitute the “ Offer “). Except as specifically set forth herein, this Amendment No. 4 does not modify any of the information previously reported on the Schedule TO. All capitalized terms used in this Amendment No. 4 and not otherwise defined have the respective meanings ascribed to them in the Offer to Purchase and the Schedule TO.

The information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all of the items of this Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 1 through 9.

Items 1 through 9 and 11 of the Schedule TO are hereby amended and supplemented as follows:

“On November 21, 2008, Elliott Associates, L.P. and Elliott ERP LLC terminated the Offer and issued a press release in connection therewith. One of the conditions to Elliott’s obligation to purchase Shares pursuant to the Offer to Purchase was that there not have occurred any decline in either the Dow Jones Industrial Average, the Standard and Poor’s Index of 500 Industrial Companies or the NASDAQ-100 Index by an amount in excess of 10% measured from November 18, 2008, the date immediately preceding the date on which the Offer was extended. From the close of business on November 18, 2008 to the close of business on November 20, 2008, each of the foregoing indices has declined in excess of 10%. Elliott has elected to assert its right to terminate the Offer in light of the failure of the aforementioned condition. The Offer was scheduled to expire at 11:59 pm, New York City time, on Wednesday, December 3, 2008. The full text of the press release issued by Elliott Associates, L.P. on November 21, 2008 announcing the termination of the Offer is filed as Exhibit (a)(5)(vi) hereto. No Shares were purchased by Elliott ERP LLC pursuant to the Offer and all Shares previously tendered and not withdrawn will be promptly returned.”

Item 10. Financial Statements.

Not applicable.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibits:

“(a)(5)(v) Letter to Board of Directors of Epicor Software Corporation from Elliott Associates, L.P., dated November 21, 2008.

(a)(5)(vi) Text of press release issued by Elliott Associates, L.P., dated November 21, 2008.”

2

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:	November 21, 2008.

ELLIOTT ERP LLC

By:	/s/ Elliot Greenberg
Name:	Elliot Greenberg
Title:	Vice President

ELLIOTT ASSOCIATES, L.P.

By: Elliott Capital Advisors, L.P., as General Partner By: Braxton Associates, Inc., as General Partner

By:	/s/ Elliot Greenberg
Name:	Elliot Greenberg
Title:	Vice President

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase dated October 15, 2008.*
(a)(1)(ii)	Letter of Transmittal.*
(a)(1)(iii)	Notice of Guaranteed Delivery.*
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(vii)	Summary Advertisement dated October 15, 2008.*
(a)(5)(i)	Press Release issued by Elliott Associates, L.P., dated October 15, 2008.*
(a)(5)(ii)	Letter to Board of Directors of Epicor Software Corporation from Elliott Associates, L.P., dated November 4, 2008.
(a)(5)(iii)	Press Release issued by Elliott Associates, L.P., dated November 4, 2008.
(a)(5)(iv)	Press Release issued by Elliott Associates, L.P., dated November 19, 2008.
(a)(5)(v)	Letter to Board of Directors of Epicor Software Corporation from Elliott Associates, L.P., dated November 21, 2008.
(a)(5)(vi)	Press Release issued by Elliott Associates, L.P., dated November 21, 2008.
(b)	Not applicable.
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

_______________

*	Previously filed.

4

Exhibit (a)(5)(v)

November 21, 2008

Board of Directors

Epicor Software Corporation

18200 Von Karman Ave, Suite 1000

Irvine, CA 92612

Dear Members of the Board:

I am writing to you on behalf of Elliott Associates, L.P. and Elliott International, L.P. (collectively, “Elliott” or “we”), a major shareholder of Epicor Software Corporation (the “Company” or “Epicor”), in response to the Board’s decision to again recommend that stockholders of Epicor reject our offer to purchase the Company’s common stock for $7.50 per share.

We are astounded and disappointed by the Board’s decision. Epicor’s shares have plummeted 70% to date this year and your annual guidance and visibility into the future is weak. In light of these facts and the incredible market uncertainty, we would have anticipated that our all-cash, significant premium offer would at least have merited a meeting or discussion with us. Instead, the Board chose to ignore the following:

1.	Our offer to acquire 100% of Epicor’s stock at a price of $7.50 per share in cash represents a 109% premium to the current market price.
2.

The Board calls our offer “illusory;” however, we just extended our tender two days ago, thereby once again reaffirming our commitment to our cash tender offer that would have been fully funded by Elliott and was not subject to any financing condition.

3.	We have made numerous attempts to arrange a meeting with Epicor, all of which have been flatly denied.
4.	Several other potential buyers have contacted the Company regarding their interest in Epicor; and they have informed us that they, too, have been entirely rebuffed by the Board.

In response to these facts, which seem to weigh overwhelmingly in favor of considering our offer, you instead put out another press release touting yet-unreleased Epicor 9. While we are pleased you are excited about your new product, its upcoming release in no way substitutes for actual performance, and does not explain how Epicor’s value is superior to our immediate $7.50 per share in cash. In fact, in all of your disclosures you never once quantitatively address how you will create shareholder value in excess of $7.50 per share.

Given this situation and the fact that the Board of Directors has refused to engage in any discussion with us regarding our offer, we have decided to exercise our rights under the tender offer to terminate the offer, effective immediately.

Elliott thanks the numerous stockholders who have supported our offer, and we share their disappointment with the Board’s decision. We regret that Epicor stockholders will not be able to participate in what would have been a compelling opportunity to receive significant, immediate value.

We would, once again, remind the Board that Elliott remains interested in a constructive dialogue with the Company to reach an agreement that would maximize shareholder value. Additionally, if we have learned anything from this process, it is that we are confident that a majority of the shareholder base is supportive of a change in the composition of the Board.

Sincerely,

Jesse A. Cohn

Portfolio Manager

Exhibit (a)(5)(vi)

For More Information Contact:

Scott Tagliarino

(212) 974-6000

(917) 922-2364 (cell)

ELLIOTT TERMINATES TENDER OFFER

TO ACQUIRE EPICOR SOFTWARE CORPORATION

Offer Represented 109 Percent Premium over Current Market Price

NEW YORK (November 21, 2008 – Elliott Associates, L.P., a major stockholder of Epicor Software Corporation (NASDAQ: EPIC) that owns collectively with its affiliated funds 12.5% of the common stock of the company, today announced that it has terminated its previously announced tender offer for all outstanding shares of common stock of Epicor. Elliott’s offer was scheduled to expire at 11:59 pm, New York City time, on Wednesday, December 3, 2008.

Elliott is not accepting for payment any shares that have been tendered, and such shares will be returned promptly, without expense, to the holders who have tendered such shares (or, in the case of shares tendered by book-entry transfer through DTC, such shares will be credited to the proper account maintained with DTC). The tender offer consideration will not be paid or become payable to any holders of shares pursuant to the tender offer. Under no circumstances should shares be tendered to Elliott and, if tendered, such shares will not be accepted and will be promptly returned to the tendering stockholder.

Elliott sent Epicor the following letter today advising that it had terminated its tender offer:

November 21, 2008

Board of Directors

Epicor Software Corporation

18200 Von Karman Ave, Suite 1000

Irvine, CA 92612

Dear Members of the Board:

I am writing to you on behalf of Elliott Associates, L.P. and Elliott International, L.P. (collectively, “Elliott” or “we”), a major shareholder of Epicor Software Corporation (the “Company” or “Epicor”), in response to the Board’s decision to again recommend that stockholders of Epicor reject our offer to purchase the Company’s common stock for $7.50 per share.

We are astounded and disappointed by the Board’s decision. Epicor’s shares have plummeted 70% to date this year and your annual guidance and visibility into the future is weak. In light of these facts and the incredible market uncertainty, we would have anticipated that our all-cash, significant premium offer would at least have merited a meeting or discussion with us. Instead, the Board chose to ignore the following:

1.	Our offer to acquire 100% of Epicor’s stock at a price of $7.50 per share in cash represents a 109% premium to the current market price.

2.

The Board calls our offer “illusory;” however, we just extended our tender two days ago, thereby once again reaffirming our commitment to our cash tender offer that would have been fully funded by Elliott and was not subject to any financing condition.

3.	We have made numerous attempts to arrange a meeting with Epicor, all of which have been flatly denied.
4.	Several other potential buyers have contacted the Company regarding their interest in Epicor; and they have informed us that they, too, have been entirely rebuffed by the Board.

In response to these facts, which seem to weigh overwhelmingly in favor of considering our offer, you instead put out another press release touting yet-unreleased Epicor 9. While we are pleased you are excited about your new product, its upcoming release in no way substitutes for actual performance, and does not explain how Epicor’s value is superior to our immediate $7.50 per share in cash. In fact, in all of your disclosures you never once quantitatively address how you will create shareholder value in excess of $7.50 per share.

Given this situation and the fact that the Board of Directors has refused to engage in any discussion with us regarding our offer, we have decided to exercise our rights under the tender offer to terminate the offer, effective immediately.

Elliott thanks the numerous stockholders who have supported our offer, and we share their disappointment with the Board’s decision. We regret that Epicor stockholders will not be able to participate in what would have been a compelling opportunity to receive significant, immediate value.

We would, once again, remind the Board that Elliott remains interested in a constructive dialogue with the Company to reach an agreement that would maximize shareholder value. Additionally, if we have learned anything from this process, it is that we are confident that a majority of the shareholder base is supportive of a change in the composition of the Board.

Sincerely,

Jesse A. Cohn

Portfolio Manager

About Elliott Associates

Elliott Associates, L.P. and its sister fund, Elliott International, L.P. have more than $14.5 billion of capital under management. Founded in 1977, Elliott is one of the oldest hedge funds under continuous management. The Elliott funds’ investors include large institutions, high-net-worth individuals and families, and employees of the firm.

All trademarks used or mentioned in this release are protected by law.

IMPORTANT INFORMATION

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER FOR EPICOR’S COMMON STOCK. ELLIOTT FILED A TENDER OFFER STATEMENT ON SCHEDULE TO (CONTAINING AN OFFER TO PURCHASE, A LETTER OF TRANSMITTAL AND RELATED MATERIALS) WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (SEC) ON OCTOBER 15, 2008. THESE MATERIALS, AS AMENDED FROM TIME TO TIME, CONTAIN IMPORTANT INFORMATION AND INVESTORS AND STOCKHOLDERS OF EPICOR ARE ADVISED TO READ THESE DISCLOSURE MATERIALS CAREFULLY. INVESTORS AND STOCKHOLDERS CAN OBTAIN A FREE COPY OF THESE MATERIALS AND OTHER DOCUMENTS FILED BY ELLIOTT WITH THE SEC AT THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. THE DISCLOSURE MATERIALS MAY ALSO BE OBTAINED AT NO COST FROM THE INFORMATION AGENT, MACKENZIE PARTNERS, INC. COLLECT AT (212) 929-5500 OR TOLL-FREE AT (800) 322-2885.

YOU MAY ALSO EMAIL MACKENZIE PARTNERS, INC. AT TENDEROFFER@MACKENZIEPARTNERS.COM.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS. ALL STATEMENTS CONTAINED IN THIS PRESS RELEASE THAT ARE NOT CLEARLY HISTORICAL IN NATURE OR THAT NECESSARILY DEPEND ON FUTURE EVENTS ARE FORWARD-LOOKING, AND THE WORDS “ANTICIPATE,” “BELIEVE,” “EXPECT,” “ESTIMATE,” “PLAN,” AND SIMILAR EXPRESSIONS ARE GENERALLY INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS ARE BASED ON CURRENT EXPECTATIONS OF ELLIOTT AND ITS AFFILIATES AND CURRENTLY AVAILABLE INFORMATION. THEY ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND INVOLVE CERTAIN RISKS AND UNCERTAINTIES THAT ARE DIFFICULT TO PREDICT AND ARE BASED UPON ASSUMPTIONS AS TO FUTURE EVENTS THAT MAY NOT PROVE TO BE ACCURATE.

###

EXHIBIT H

Schedule TO-T/A

(Amendment No.5)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 5)

EPICOR SOFTWARE CORPORATION

(Name of Subject Company)

ELLIOTT ERP LLC

ELLIOTT ASSOCIATES, L.P.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

29426L108

(CUSIP Number of Class of Securities)

Jesse A. Cohn

Elliott Associates, L.P.

712 Fifth Avenue, 36th Floor

New York, New York 10019

Telephone: (212) 506-2999

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Robert B. Schumer

Jeffrey D. Marell

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019-6064

Telephone: (212) 373-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$417,099,885	$20,763.23

*

Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of 55,613,318 shares of common stock of Epicor Software Corporation (“ Epicor ” and such shares, “ Shares ”), which amount includes: (i) all 53,508,711 Shares outstanding as of August 1, 2008 other than the 6,065,000 Shares beneficially owned by Elliott Associates, L.P. (“ Elliott Associates ”) and its affiliated funds, and (ii) stock options outstanding as of December 31, 2007 to purchase 2,104,607 Shares. 12,709,984 Shares reserved for issuance upon the conversion of the $230,000,000 of Convertible Senior Notes due 2027 issued by Epicor (the “ Convertible Notes ”) have been excluded from this calculation because the conversion price of those Convertible Notes ($18.10 per Share) exceeds the offer price of $7.50 per Share. The number of outstanding Shares is contained in Epicor’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008 and the number of outstanding stock options and Convertible Notes is contained in Epicor’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

**

The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying (i) the transaction valuation of $528,326,521 indicated on the Schedule TO filed by Elliott Associates and Elliott ERP LLC with the Securities Exchange Commission on October 15, 2008 by (ii) 0.0000393.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$20,763.23	Filing Party:	Elliott ERP LLC
Form or Registration No.:	SC TO-T	Date Filed:	October 15, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This amendment No. 5 to Schedule TO (“Amendment No. 5”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on October 15, 2008, as amended (the “ Schedule TO “), by Elliott Associates, L.P., a Delaware limited partnership (“ Elliott Associates “) and Elliott ERP LLC, a Delaware limited liability company and a subsidiary of Elliott Associates, to purchase all outstanding shares of common stock, par value $0.001 per share (the “ Shares “), of Epicor Software Corporation, a Delaware corporation, at $7.50 per Share, net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 15, 2008, as amended (the “ Offer to Purchase “), and in the related Letter of Transmittal, as amended (which, together with any amendments or supplements thereto, collectively constitute the “ Offer “). Except as specifically set forth herein, this Amendment No. 5 does not modify any of the information previously reported on the Schedule TO. All capitalized terms used in this Amendment No. 5 and not otherwise defined have the respective meanings ascribed to them in the Offer to Purchase and the Schedule TO.

The information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all of the items of this Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 1 through 9, and 11

Items 1 through 9, and 11 of the Schedule TO are hereby amended and supplemented as follows:

“On November 21, 2008, Elliott Associates, L.P. and Elliott ERP LLC terminated the Offer by filing Amendment No. 4 to the Schedule TO with the SEC and issued a press release in connection therewith. The Offer was scheduled to expire at 11:59 pm, New York City time, on Wednesday, December 3, 2008. No Shares were purchased by Elliott ERP LLC pursuant to the Offer and all Shares previously tendered and not withdrawn will be promptly returned.”

2

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 24, 2008.

ELLIOTT ERP LLC

By:	/s/ Elliot Greenberg
Name:	Elliot Greenberg
Title:	Vice President

ELLIOTT ASSOCIATES, L.P.

By: Elliott Capital Advisors, L.P., as General Partner By: Braxton Associates, Inc., as General Partner

By:	/s/ Elliot Greenberg
Name:	Elliot Greenberg
Title:	Vice President

3

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase dated October 15, 2008.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(vii)	Summary Advertisement dated October 15, 2008.*

(a)(5)(i)	Press Release issued by Elliott Associates, L.P., dated October 15, 2008.*

(a)(5)(ii)	Letter to Board of Directors of Epicor Software Corporation from Elliott Associates, L.P., dated November 4, 2008.*

(a)(5)(iii)	Press Release issued by Elliott Associates, L.P., dated November 4, 2008.*

(a)(5)(iv)	Press Release issued by Elliott Associates, L.P., dated November 19, 2008.*

(a)(5)(v)	Letter to Board of Directors of Epicor Software Corporation from Elliott Associates, L.P., dated November 21, 2008.*

(a)(5)(vi)	Press Release issued by Elliott Associates, L.P., dated November 21, 2008.*

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.